EXHIBIT 21
Subsidiaries of CheckFree Corporation

Name	Jurisdiction of Organization
CheckFree Services Corporation	Delaware
Bastogne, Inc.	Nevada
CheckFree Investment Corporation	Nevada
CheckFree i-Solutions, Inc.	Delaware
CheckFree i-Solutions Corp.	Ontario, Canada
CheckFree i-Solutions Limited	United Kingdom
CheckFree Software & Services (UK), Ltd.	United Kingdom
Heliograph, Ltd.	United Kingdom
Heliograph Inc.	Delaware
Accurate Software Limited	United Kingdom
Accurate Software Inc.	Georgia
Accurate Software S.A.	Luxembourg
Accurate Software (Australia) PTY Limited	Australia
American Payment Holdco, Inc.	Delaware
CheckFreePay Corporation	Connecticut
CheckFreePay Corporation of California	California
CheckFreePay Corporation of New York	Delaware
CheckFree PhonePay Services, Inc.	New York